

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Chris Chang
Chief Executive Officer
Alternative Fuel Technologies, Inc.
39899 Balentine Drive
Suite 200
Newark, CA 94560

> **Re: Alternative Fuel Technologies, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed September 12, 2022**
> **File No. 000-50075**

Dear Mr. Chang:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed September 12, 2022

Liquidity and Capital Resources, page 19

1.   We have read your response to prior comment 5. Revise your liquidity disclosure to state that Mr. Chang will continue to advance the necessary capital to pay the expenses of the Company and there are no formal financing agreements in place.

Certain Relationship and Related Transactions, and Director Independence, page 21

2.   We note your response to prior comment 2 and reissue it in part. Please explain the nature of the relationship, if any, among Chang International LLC, Han-Yun Hsu and Nien-Ting Tsai Miao and identify the applicable rules under which Han-Yun Hsu and Nien-Ting Tsai are not deemed independent.

Market Price and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 23

3.   We note your response to prior comment 8 and reissue in part. Please revise your filing to reflect that there is no established public trading market for your shares. Refer to Item 201(a)(1)(iii) of Regulation S-K, which provides that "the existence of limited or sporadic quotations" such as the OTC Pink "should not of itself be deemed and established public trading market." In addition, disclose the range of high and low bid information for each full quarterly period within the two most recent fiscal years, and any subsequent interim period for which financial statements are included.

General

4.   We note your response to prior comment 1. Please revise your cover page and signature page to reflect your exact name as specified in your charter documents. In that regard, we note that your cover page and signature page make reference to "Alternative Fuel Technologies, Inc. (AKA ConneXionONE Corp.)," but your Articles of Amendment filed as Exhibit 3.3 reflect that your exact name is "ConneXionONE Corp."

5.   We note you have revised your disclosure in response to prior comment 12 to clarify that you are a blank check company under Rule 419 of the Securities Act of 1933. In appropriate places throughout your filing, including your risk factor section, provide detail regarding compliance with Rule 419 in connection with any offering of your securities.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation